                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of selected questions and answers provided during a conference call on November 14, 2001 with financial analysts and other members of the public relating to HP's fiscal 2001 fourth quarter and 2002 guidance. Carleton S. Fiorina, HP's Chairman of the Board and Chief
Executive Officer, provided the following answers in response to questions relating to the Merger.

SELECTED QUESTIONS AND ANSWERS

SG Cowen, Richard Chu: Okay, and then a question for Carly. Obviously, you continue to articulate your belief in the Compaq merger strongly here, but given a real possibility that the transaction doesn't go through, however you think strongly about it. I wonder if you can comment on the where-with-all for Hewlett-Packard to execute and succeed in the enterprise competing in services markets on its own. What do you think about your ability to do the job without the merger?

Carleton S. Fiorina: I think it's important to remember that the approval of this merger is a process, that we are not yet even halfway through. We have not yet filed an S-4 statement as an example. And clearly, the S-4 statement is an important document to begin a process for shareowner votes. We also have regulatory approvals to obtain. Many institutions, most institutions, are looking at both the S-4 statement and regulatory progress over the next several weeks and months to make their decision.

So, candidly, despite the actions by some individuals, I think it's way too early to conclude that this merger will not occur. We remain convinced it is in the best interest of shareowners. We remain convinced that this merger will occur. And so, I won't speculate theoretically on what happens if it doesn't.

Chu: Okay, thank you.

###

Sanford Bernstein, Toni Sacconaghi: Okay, that's very helpful. And then a question for Carly, if I may. Given that you were surprised as I think most of us were by the Hewlett Foundation coming out in a fairly public way, about its feelings, about the merger, how have you been working or interacting with the Packard Foundation, before the Hewlett announcement, currently, and now you expect it going forward.

Fiorina: Well, I think the Packard Foundation has commented for itself and I think they really need to comment for themselves, but they are engaged in a quite deliberate process. That process has been going on for some time and certainly includes a thorough examination of the S-4 statement when it is released.

We have been interacting with the Packard Foundation in the same way that we are interacting with other institutional investors. We have met with them as we have met with other investors, and we will continue to meet with them just as we do with other investors, as the Foundation continues its deliberations.

Sacconaghi: And you have no expectation on when and if the Packard Foundation will make a determination?

Fiorina: I think it's fair to say and the Packard Foundation ought to speak for itself. But I think it's fair to say that the Packard Foundation will probably not make a decision until December or January. That is what they have publicly stated.

Sacconaghi: Okay, thank you. Congratulations on a solid quarter.

###

UBS Warburg, Anthony Torna: ...could you give us some color, about customer or your reaction to the Hewlett announcement news in the last two weeks?

Fiorina: ...I think certainly, it's fair to say that the barrage of media attention surrounding their actions has been a bit distracting for people. I think it's also fair to say that as demonstrated by this quarter, employees continue to keep their heads down and focused on customers and business fundamentals. And I would expect that to continue.

I think in terms of customers, frankly, customers are more concerned with the things that impact them everyday and those are pretty fundamental. Is their account rep doing the right thing for them? Do they understand how these product plans are going to come together? Are we able to the extent we can given the regulatory constraints, to explain in a convincing way why this is helpful to them?

###

Deutsche Bank, George Elling: I was going to say that one of the clear positives to the Hewlett/Compaq merger would be the huge computer install-base that will be established between the two combined companies. What has their response been to the deal? Needless to say, your competitors believed your combined base is ripe for their picking, but I'd like to hear, Carly, on some of your views.

Fiorina: George, you're asking for our customers' reaction?

Elling: Yes.

Fiorina: Well, first, you are absolutely right. One of the clear benefits of the merger is a large install-base, as well as the sales force that goes with it. Secondly, the customers' reaction, there has been many surveys done by lots of different folks. I think our constant interaction with customers would indicate that they are concerned about the things that matter to them most. It's an obvious point. But they're concerned about who will be my account team, and how do I know that that interaction will improve with this merger.

So, customers are very interested in the fact that our sales force will double in size. The fact that we are explicitly not reducing the number of feet on the street, and therefore, can have better account coverage. They're focused on the fact that we've made a commitment to give them their account team by name, no later than 30 days after this merger closes. And as well they're looking for details on our product line roadmaps going forward. We are, as you know, somewhat constrained by the regulatory process, but again, we have committed to customers that they will have full details on product line roadmaps for all of the products that each of these companies sell individually today, within 30 days after the merger closes.

We can make that commitment with confidence because in our planning activities that are going on now, we have a very clear idea of how that may lay out. And so, those are the things they are focused on. And finally, what they're focused on is will we protect the investments that they make between now and the time the merger closes in either Compaq or HP products? The answer is yes.

And finally, they're focused on are their account teams doing a good job for them. Are they staying focused on serving them, on understanding their requirements and being responsive? And I think that's what customers care about and I think we're executing against those set of requirements well.

Elling: Thank you.

FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with acquisitions and achieving anticipated synergies; the possibility that proposed acquisitions may not close or that modifications of some aspects of proposed acquisitions may be required in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

                                  * * * * *